BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 27, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Pacific Select Exec Separate Account – File No. 811-05563
Initial Registration Statement, Pre-Effective Amendment No. 1, and Pre-Effective Amendment No. 2 on Form N-6
Pacific Protector VUL - File No. 333-260417

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments received on August 26, 2022, and September 1, 2022, in connection with the above referenced Initial Registration Statement on Form N-6, filed October 22, 2021, Pre-Effective Amendment No. 1, filed February 7, 2022, and Pre-Effective Amendment No. 2, filed July 21, 2022.

PROSPECTUS

Policy Basics

Illustrations

1.	Staff Comment: Please add that illustrations can also be requested to show the effect of withdrawals on death benefits and benefits under any Rider requested.

Response: We made the requested modification.

2.	Staff Comment: In the third bullet point, please insert “historical or” after the word “use”.

Yoon Choo
September 27, 2022

Response: We made the requested modification.

3.	Staff Comment: Please supplementally explain why a gross rate of return is used and not a net rate of return since fees will always be incurred.

Response: It is customary (and consistent with Form N-6, Item 29 (g)) to use hypothetical “gross” rates of return in an illustration. The bullet point is meant to be clear as to the maximum gross rate of return (12%) that can be illustrated. The illustration output will include Policy expenses and charges, based on various assumptions, to reflect the impact of said expenses and charges against the gross rate of return selected.

Death Benefits

Changing the Face Amount

—Requesting an Increase in Face Amount

4.	Staff Comment: Please explain why an increase in Face Amount would have a surrender charge. Also add, if accurate, that an increase would be subject to a basic premium load and, if applicable, the surplus premium load.

Response: There is no surrender charge assessed or deducted upon a Face Amount increase. With each increase in Face Amount, there is an “associated” surrender charge (as the disclosure states) attached to that increase which would be assessed if the Policy is surrendered at a later time. There is no premium load imposed on a Face Amount increase, it would be inaccurate to state that a Face Amount increase is subject to a premium load of any kind. We made a slight modification to provide clarity.

—Processing of Decreases

5.	Staff Comment: Supplementally explain the change to the decrease process where the latest coverage layer is subject to the withdrawal fee rather than applying the decrease pro rata.

Response: There is no withdrawal fee or other charge assessed when a coverage layer is decreased. The disclosure changes to the coverage layer “last in first out” approach (versus a proportionate reduction of all coverage layers) when decreasing the Face Amount is consistent with other products we currently offer. This change was done to maintain consistency across products.

Death Benefit Options

6.	Staff Comment: Please elaborate on the second sentence of the first paragraph, so that an investor understands the material pros and cons of each death benefit option.

Response: We made the requested modifications.

Yoon Choo
September 27, 2022

Changing Your Death Benefit Options

7.	Staff Comment: Please add a discussion to this section, that discloses the effect of withdrawals under Death Benefit Option A and B.

Response: There is an existing discussion of the impact of withdrawals in relation to the Death Benefit Option chosen. We added new disclosure to the Death Benefit Options section along with a cross reference where detailed existing withdrawal disclosure may be found within the prospectus.

Death Benefit Qualification Test

8.	Staff Comment: Please indicate what the default options is if the investor does not indicate the Death Benefit Qualification Test on the application. Please also disclose whether a Policy Owner may change the test once the Policy is effective.

Response: We added the following disclosure to this section:

“If you do not make a choice on your application, the default test applied to your Policy will be the Guideline Premium Test. Once the Policy is issued, the Death Benefit Qualification Test cannot be changed.

—Comparing the Death Benefit Qualifications Tests

9.	Staff Comment: Please explain the requirements of each test and the effect of choosing the Cash Value Accumulation Test or Guideline Premium Test with each death benefit option.

Response: We added new disclosure regarding each test to the beginning of this section. The test chosen has no direct effect on the death benefit option chosen. The tests are the minimum death benefit that must be paid to ensure the policies qualify as life insurance under the Internal Revenue Code, specifically, Code Section 7702. The actual death benefit payout is either the death benefit under the test elected or the death benefit option elected, whichever is greater.

—Comparing the Death Benefit Qualifications Tests – Comparison Table

10.	Staff Comment: In the Cash Value Accumulation Test section of the table, it states that the Death Benefit is “Generally higher than Guideline Premium Test.” Please explain that this may increase certain Policy charges.

Response: To provide more clarity we added an additional row to the comparison table in this section which covers both tests.

Other Benefits Available Under the Policy

11.	Staff Comment: In the Rider table – Short-Term No-Lapse Guarantee Rider, fourth bullet, please delete the second sentence as it is not a restriction or limitation. Please state any restrictions or limitations with specificity.

Yoon Choo
September 27, 2022

Response: We removed the second sentence and confirm that the table includes a brief description of any restrictions and limitations under the rider.

12.	Staff Comment: In the Rider table – Premier Living Benefits Rider, if the last two bullets apply to the Premier Living Benefits Rider 2 rider, please add the discussion to that table.

Response: We compared the two riders and modified the discussion for consistency where applicable.

13.	Staff Comment: In the Rider table – Terminal Illness Rider, second bullet, if accurate, please delete everything after the first reference to Premier Living Benefits Rider 2, starting with “unless.”

Response: We made the requested modification.

Optional Riders and Benefits

14.	Staff Comment: For the accelerated death benefit riders (Premier Chronic Illness Rider, Premier Living Benefits Rider 2, Premier Living Benefits Rider, and Terminal Illness Rider), please clarify in the introductory section of each Rider, the statement that the Policy’s Death Benefit will be reduced by an amount greater than the Benefit Payment itself. Is this something different than pro rata? In addition, please include a list of all the Policy values effected when Benefit Payments are made or include a cross reference to the discussion in the prospectus that discloses how the values are effected.

Response: To provide clarity, we deleted and replaced the paragraph in each accelerated death benefit rider section.

Premier Chronic Illness Rider

—Lapse Protection

15.	Staff Comment: Please state how Monthly Deductions under the Policy and any Riders will be handled when the benefit payments are being made. If these must be made, please disclose when such payments must be made.

Response: We made the requested modification.

16.	Staff Comment: Chronic illness benefits may be requested once every 12 months. Must the Monthly Deductions under the Policy be made if the benefit payments continue after the end of the Benefit Year?

Response: Monthly Deductions will not be assessed during a Benefit Year. We added additional disclosure to provide clarification.

Terminal Illness Rider

17.	Staff Comment: There is a reference in this Rider to the Appendix: State Law Variations

Yoon Choo
September 27, 2022

section. There is no corresponding discussion of this Rider in the referenced appendix. Please add disclosure in the appendix or remove the cross reference in this section.

Response: We removed the cross reference in the Terminal Illness Rider section.

How Premiums Work

Deductions From Your Premiums

18.	Staff Comment: Please confirm that you will give notice if an investor exceeds the Premium Band.

Response: We do not intend to send a separate notification if the Premium Band has been exceeded, however, we added additional disclosure to contact us or speak with their life insurance producer for total premium paid, in relation to the Premium Band.

Allowable Investment Options

19.	Staff Comment: Add the following to the end of the first paragraph “If you do not allocate your entire Accumulated Value among the allowable Investment Options your Rider will terminate.”

Response: We made the requested modification.

20.	Staff Comment: Add the following after the list of allowable Investment Options “You may transfer your Accumulated Value between allowable Investment Options subject to certain transfer limitations and availability. See Transferring Among Investment Options and Market-timing Restrictions.” Also add, in bold, “By adding the Flexible Duration No-Lapse Guarantee Rider to your Policy, you agree to the above referenced requirements for the entire period that you own the Rider. These requirements may limit the number of Investment Options that are otherwise available to you under your Contract.”

Response: We made the requested modification.

21.	Staff Comment: Similar to disclosure in other Pac Life insurance products, please add the following to this section “Our right to add or remove allowable Investment Options, may limit the number of Investment Options that are available to you under your Contract in the future. We have the right to significantly reduce the number of allowable Investment Options even to a single conservative Investment Option. Please discuss with your life insurance producer if this Policy is appropriate for you given our right to make changes to the allowable Investment Options.”

Response: We made the requested modification.

Appendix: State Law Variations

22.	Staff Comment: Please add any cross references to the body of the prospectus that correspond to the disclosure in this section.

Yoon Choo
September 27, 2022

Response: We compared the State Law Variations section against the body of the prospectus and made applicable changes.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage